Exhibit 3.15

HELICOPTER ADVENTURES, INC.

a California corporation

CERTIFICATE OF AMENDMENT

of

ARTICLES OF INCORPORATION

Nancy Schofield Corr and Patrick Corr certify that:

1. They are the president and the secretary, respectively, of Helicopter Adventures, Inc., a California corporation.

2. The articles of incorporation of this corporation are amended to add the follow new Article:

“ARTICLE V

“The liability of the directors of the corporation for monetary dam ages shall be eliminated to the fullest extent permissible under California law. The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the corporation and its shareholders through bylaw provisions or through agreements with the agents, or both in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Corporations Code.”

3. The foregoing amendment of articles of incorporation has been duly approved by the required vote of the shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the corporation is 2000. The number of shares voting in favor of the amendment was one hundred percent (100%).

4. The foregoing amendment of articles of incorporation has been duly approved by the Board of Directors of the corporation at a meeting held March 2, 1988.

We further declare under penalty of perjury under the laws of the State of California, that the matters set forth in this certificate are true and correct of our own knowledge.

Date: April 30, 1988

/s/ Nancy Schofield Corr
Nancy Schofield Corr
President

/s/ Patrick Corr
Patrick Corr Secretary